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                             February 23, 2024

       Michael Singer
       Executive Chairman and Director
       Insight Acquisition Corp.
       333 East 91st Street
       New York, NY 10128

                                                        Re: Insight Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 8,
2024
                                                            File No. 333-276291

       Dear Michael Singer:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

       Form S-4 Amendemnt 1 filed February 8, 2024

       May the Sponsor or IAC's directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page xiv

   1. We note your response to prior comment 4 and partially re-issue. We note your disclosures that, among
other things, the purpose of any such purchases of shares could be to vote such shares in
favor of the Business Combination and thereby increase the
                                                        likelihood of obtaining
stockholder approval of the Business Combination. Please
                                                        clarify how you will
comply with the requirements of Rule 14e-5 here and in similar disclosure elsewhere in
the prospectus. Please see our Tender Offer Rules and Schedules
                                                        C&DI Question 166.01
for information about the staff   s views in this regard. Please also
                                                        revise to remove the
implication that IAC would purchase shares in connection with the business combination.
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany23,
February   NameInsight
             2024       Acquisition Corp.
February
Page 2 23, 2024 Page 2
FirstName LastName
Impact of the Business Combination on IAC's Public Float, page 10

2.       We note your response to prior comment 11, however, we note that
Section 4.3(b)(ii) of
         Exhibit 3.1 does include anti-dilution terms for holders of the Class B common stock. If this provision will not impact the conversion of the Class B due to the number of shares of
         Class A expected to be outstanding at the time of the conversion due to redemptions or for other reasons, please explain, and clarify why holders of the remaining Class B shares will not receive any additional shares upon conversion due to the issuance of shares to Polar or
         Janbella or any other party in connection with additional funding. Interests of IAC's Sponsor, Directors and Officers in the Business Combination, page 15

3. We note your response to prior comment 12, however, we are unable to locate disclosure of the aggregate dollar amount of what (i) your Sponsor and its affiliates and (ii) each of your officers and directors have at risk that depends on the completion of a business combination. Also in connection with comment 12, please clarify who currently owns any
         Class B shares. We note your disclosure that 449,997 out of 900,000 Class B shares are
         Sponsor-owned.
4. As requested in prior comment 20, please revise the conflicts of interest discussions here and those beginning on pages 87 and 96 so that they highlight all material interests in the transaction held by the Sponsor and your officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Alpha Modus. In addition, please clarify how the IAC Board considered those conflicts in negotiating and recommending the business combination. Finally, please address here and in the Background of the Business Combination section whether the waiver of the corporate opportunities doctrine that is present in your charter created a potential conflict of interest or impacted your search for an acquisition target.
Recommendation of the IAC Board and Reasons for the Business Combination, page
94

5. We note your response to prior comment 22 and disclosure that the IAC Board concluded that the consideration of $110 million was fair and reasonable given that Mr. Alessi told
         IAC Management that Alpha Modus estimates the potential of $300 million of damages from initial patent infringement cases and over $1 billion from infringement cases over the
         life of its patents. Please revise to disclose Alpha Modus   s basis
for these estimates and
         specifically describe any assumptions underlying this information and limitations on its reliability. In this regard, please discuss the difficulty in predicting the outcome of patent enforcement litigation (disclosed in your risk factor on page 29), the expense of such litigation and the lengthy forecast period related to the $1 billion estimate. Please include similar disclosure where these estimates are given throughout the prospectus.
6.       Please disclose whether the IAC Board believed Alpha Modus   s
estimates of future
         potential damages recoverable in its patent infringement cases were reasonable and if so, why, including whether the IAC Board performed any separate analysis of estimates.
 Michael Singer
Insight Acquisition Corp.
February 23, 2024
Page 3
         Elaborate on the extent to which the IAC Board considered the reliability of these estimates in concluding the consideration for the business combination was fair and reasonable and in recommending the transaction to shareholders, and disclose what consideration the IAC Board gave to the difficulty in predicting the outcome of patent enforcement litigation and the costs associated with such litigation. Finally, please also discuss how the IAC Board evaluated the future potential licensing revenues of Alpha
         Modus in evaluating the fairness and reasonableness of the $110 million of consideration, particularly in light of the fact that Alpha Modus does not appear to have generated any licensing revenues.
U.S. Federal Income Tax Considerations, page 101

7. We note your response to prior comment 23. Because shareholders are making a decision whether to redeem or keep their shares in connection with the merger transaction, the federal income tax consequences of either election should be described. If the consequences are that the transaction will be tax-free to non-redeeming shareholders or are otherwise material, please also provide an opinion of counsel to this effect.
Alpha Modus
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Plan Of Operation, page 143

8. We note you entered into a license agreement with GZ6G Technologies Corporation, which gives GZ6G the right to use Alpha Modus' patented intellectual property. Please expand your disclosures here and elsewhere as appropriate to discuss the role such arrangement will have on your plan of operations going forward and highlight the material significant terms of the agreement including any monetary arrangements among all parties involved.
Beneficial Ownership of Securities, page 162

9. We note your response to prior comment 26, please revise the table, by footnote or otherwise, to address how the information in the table reflects the conversion of the
         900,000 shares of Class B common stock that are still outstanding, including any additional shares of Class A to be issued as a result of the conversion and anti-dilution provisions of the Class B. If you believe the beneficial ownership of these remaining shares is not required to be disclosed, please tell us why in your response letter.
General
FirstName LastNameMichael Singer
Comapany
10.        NameInsight
       In addition        Acquisition
                   to the clean copy ofCorp.
                                        your next amendment, please file a copy
that is marked to
       indicate
February        the Page
          23, 2024  changes
                          3 effected by the amendment.
FirstName LastName
 Michael Singer
FirstName  LastNameMichael   Singer
Insight Acquisition Corp.
Comapany23,
February   NameInsight
             2024       Acquisition Corp.
February
Page 4 23, 2024 Page 4
FirstName LastName
       Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Mitchell Nussbaum